Pricing Supplement No.11 Dated April 30, 1999
(To Prospectus and Prospectus Supplement Dated March 26, 1998)

                                       Rule 424(b)(3)
                                       Registration No. 333-41059


                               U.S. $5,000,000,000
                            FORD MOTOR CREDIT COMPANY
                       MEDIUM-TERM NOTES DUE FROM 9 MONTHS
                         TO 30 YEARS FROM DATE OF ISSUE


         Ford Motor Credit Company has designated $700,000,000 aggregate principal amount of its Medium-Term Notes Due from 9 Months to 30 Years from Date of Issue having the specific terms set forth below which are being issued directly by Ford Credit to investors. See the accompanying Prospectus and Prospectus Supplement for further information regarding the Notes described in this Pricing Supplement.


         Issue Date:              May 5, 1999

         Principal Amount:        $700,000,000

         Interest Rate Basis:     USD-Prime-H.15 (as hereinafter defined)

         Spread:                  Minus 280 basis points (2.80%)

         Interest Payment
         Dates: Quarterly on the 23rd day of the months of February, May, August and November during the period ommencing August 23, 1999, and ending on the Stated Maturity

         Stated Maturity:         May 23, 2000

         Interest Reset Dates:    Daily

         Reference Agent:         The Chase Manhattan Bank


                              DESCRIPTION OF NOTES


         The following description of the particular terms of the Notes offered hereby supplements, and to the extent inconsistent therewith replaces, the descriptions of the general terms and provisions of the Notes set forth in the accompanying Prospectus Supplement and of the Debt Securities set forth in the accompanying Prospectus, to which descriptions reference is hereby made. All terms used but not defined herein which are defined in the accompanying Prospectus or Prospectus Supplement shall have the meanings therein assigned to them.




INTEREST

         Interest on the Notes will be payable quarterly on the 23rd day of the months of February, May, August and November during the period commencing August 23, 1999 and ending on the Maturity to the person in whose name any Note is registered on the close of business fifteen days preceding each Interest Payment Date or on the Maturity, as the case may be. The Notes are not subject to redemption prior to Maturity.

         The per annum interest rate on the Notes (the "Interest Rate") in effect for each day of an Interest Period will be equal to USD-Prime-H.15 minus 280 basis points (2.80%). The Interest Rate for each Interest Period will be reset on each Business Day during the period commencing with May 5, 1999 and ending the second Business Day immediately preceding the Maturity (each such day an "Interest Reset Date"); provided, however, that the first Business Day preceding any Interest Payment Date or the Maturity, as the case may be, shall not be deemed to be an Interest Reset Date. "Interest Period" shall mean the period from and including an Interest Reset Date to but not including the next succeeding Interest Reset Date, and in the case of the last Interest Period in an Interest Payment Period, from and including the second Business Day preceding such Interest Payment Date or the Maturity, as the case may be. "Business Day" shall mean any day that is not a Saturday or a Sunday and that, in The City of New York, is not a day on which banking institutions are generally authorized or obligated by law to close. "Interest Payment Period" shall mean the period from and including an Interest Payment Date, or in the case of the first such period, May 5, 1999 to and including the day prior to the next Interest Payment Date and, in the case of the last such period, to but not including the Maturity.

         "USD-Prime-H.15" shall mean, for each Interest Reset Date, the rate determined by the Reference Agent in accordance with the following provisions:

         USD-Prime-H.15. shall mean the rate set forth in H.15(519)for that Interest Reset Date opposite the caption "Bank Prime Loan". If on the Calculation Date for an Interest Payment Period such rate for an Interest Reset Date in that Interest Payment Period is not yet published in H.15(519), the rate for that Interest Reset Date will be the rate set forth in H.15 Daily Update, or such other recognized electronic source used for the purpose of displaying such rate, for that day opposite the caption "Bank Prime Loan". If on the Calculation Date for an Interest Payment Period such rate for an Interest Reset Date in that Interest Payment Period is not yet published in H.15(519), H.15 Daily Update or another recognized electronic source, the rate for that Interest Reset Date shall be the arithmetic mean of the rates of interest publicly announced by each bank that appears on the Reuters Screen US PRIME 1 Page as such bank's prime rate or base lending rate as of 11:00 a.m., New York City time, on that Interest Reset Date or, if fewer than four rates appear on the Reuters Screen US PRIME 1 Page for that Interest Reset Date, the rate determined as if "USD-Prime-Reference Banks" had been selected. "H.15(519)" means the weekly statistical release designated as such, or any successor publication, published by the Federal Reserve System Board of Governors. "H.15 Daily Update" means the daily update of H.15(519), available through the world-wide-web site of the Board of Governors of the Federal Reserve System at http//www.bog.frb.fed. us/release/h15/update, or any successor site or publication. "Reuters Screen US PRIME 1 Page" means the display page designated as page "US PRIME 1 Page" on the Reuters Monitor Money Rates Service (or such other page as may replace the US PRIME 1 Page on that service for the purpose of displaying prime rates or prices comparable to USD-Prime-H.15 ). "USD-Prime-Reference Banks" means that the rate for an Interest Reset Date will be the arithmetic mean of the rates of interest publicly announced by each Reference Bank as its U.S. Dollar prime rate or base lending rate as in effect for that day. "Reference Banks" means three major banks in New York City selected by the Reference Agent. The "Calculation Date" pertaining to any Interest Period occurring in an Interest Payment Period shall be the second Business Day preceding the last day of such Interest Payment Period.

         The amount of interest for each day that the Notes are outstanding (the "Daily Interest Amount") will be calculated by dividing the Interest Rate in effect for such day by 360 and multiplying the result by the principal amount of the Notes. The amount of interest to be paid on the Notes for each Interest Payment Period will be calculated by adding the Daily Interest Amounts for each day in the Interest Payment Period.

         In any case in which an Interest Payment Date is not a Business Day, payment of interest shall be made on the next succeeding Business Day and the Interest Payment Period scheduled to end on such Interest Payment Date shall end on such next succeeding Business Day. If the Maturity is not a Business Day, payment of principal and interest shall be made on the next succeeding Business Day and no interest will accrue for the period from and after the Maturity.

         The Interest Rate will in no event (i) be higher than the maximum rate permitted by New York law as the same may be modified by United States law of general application, or (ii) be less than zero.

         The Interest Rate for each Interest Period and the amount of interest to be paid on the Notes for each Interest Payment Period will be determined by the Reference Agent. All calculations made by the Reference Agent shall in the absence of manifest error be conclusive for all purposes and binding on Ford Credit and the holders of the Notes. So long as H-Prime-H.15 is required to be determined with respect to the Notes, there will at all times be a Reference Agent. In the event that any then acting Reference Agent shall be unable or unwilling to act, or that such Reference Agent shall fail duly to establish H-Prime-H.15 for any Interest Period or the Interest Rate for any Interest Period, or that Ford Credit proposes to remove such Reference Agent, Ford Credit shall appoint itself or another person which is a bank, trust company, investment banking firm or other financial institution to act as the Reference Agent.